UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                           .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVESTOR RELATIONS RELEASE

Kabel Deutschland right on track to deliver again strong growth

Unterfoehring, February 10, 2010 — Kabel Deutschland (KDG), Germany’s largest cable operator, announced today its financial results for the quarter and nine months ended December 31, 2009 of its fiscal year 2009/2010.

RGUs, subscriber numbers and ARPUs as per December 31, 2009:

•                  Total Revenue Generating Units(1) increase by 542 thousand to 11.93 million, up 4.8% from previous year.

•                  Premium TV RGUs(2) increase by approximately 99 thousand units year over year reaching 1,039 thousand on December 31, 2009, a 10.5% increase over last year.

•                  Internet and Phone RGUs grow by 603 thousand units compared to December 31, 2008 and reach 1,844 thousand, a 48.6% increase over prior year. 906 thousand RGUs are from the Internet services sector (previous year 625 thousand), 938 thousand RGUs from the phone services sector (previous year 616 thousand).

•                  New Services RGUs(3) comprise 24.2% of total RGUs compared to 19.2% in the previous year.

•                  Total subscribers reach 8.9 million on December 31, 2009. Subscribers now take an average 1.33 RGUs compared to 1.25 as of December 31, 2008.

•                  The monthly total blended ARPU per subscriber(4) for the quarter ended December 31, 2009 amounts to €12.30 (previous year’s same quarter €11.22).

Highlights from Kabel Deutschland’s consolidated financials for its third quarter ended December 31, 2009:

•                  Total revenues grow by 8.0% to €378.8 million for the quarter ended December 31, 2009 (previous year’s same quarter €350.8 million).

•                  Subscription based revenues grow by 7.0% and reach €331.8 million and now account for 87.6% of total revenues.

•                  Subscription based revenues from the Company’s new services grow by 33.2% over the comparable period and amount to €110.4 million representing 33.3% of the Company’s overall subscription based revenues

Kabel Deutschland GmbH
Corporate Communications and Investor Relations
Betastrasse 6-8
D-85774 Unterfoehring

(€82.9 million representing 26.7% of the overall subscription based revenues in the quarter ended December 31, 2008).

•                  Adjusted EBITDA(5) (EBITDA) increases by 9.5% and amounts to €164.5 million compared to €150.2 million in the same period last year.

•                  EBITDA margin(6) amounts to 43.4% compared to 42.8% during the third quarter of the previous year.

•                  Free cash flow (EBITDA – Capex(7)) grows by 74.2% to €83.8 million compared to prior year’s Q3 free cash flow of €48.1 million. Free cash flow margin amounts to 22.1% compared to 13.7% in the same period last year.

•                  The Company posts a net profit of €19.1 million in the quarter ended December 31, 2009 compared to a net loss of €28.0 million in the previous year.

Highlights from Kabel Deutschland’s consolidated financials for the nine months ended December 31, 2009:

•                  Total revenues grow by 9.3% to €1,114.3 million compared to €1,019.3 million in the same period in the previous year.

•                  Subscription based revenues grow by 8.8% and reach €980.3 million (€901.2 million) Subscription based revenues now account for 88.0% of total revenues.

•                  Subscription based revenues from the Company’s New Services amount to €308.4 million and represent 31.5% of overall subscription based revenues (€221.8 million representing 24.6% of the Company’s overall subscription based revenues in the nine months ended December 31, 2008). Subscription based revenues from New Services grow by 39.0% over the comparable period.

•                  Adjusted EBITDA increases by 13.8% and amounts to €486.4 million (€427.3 million).

•                  EBITDA margin amounts to 43.7% compared to 41.9% during the nine months ended December 31, 2008.

•                  Free cash flow (EBITDA – Capex) grows by 50.9% to €253.2 million compared to prior year’s nine months’ free cash flow of €167.8 million. Free cash flow margin amounts to 22.7% compared to 16.5% in the same period last year

•                  The Company posts a net profit of €23.1 million in the first nine months ended in December 31, 2009 compared to a net loss of €48.6 million during the previous year’s same period.

Cash flow, capital expenditures and liquidity

Cash flow from operations for the nine months ended December 31, 2009 amounted €336.1 million compared to €380.9 million in the same period in the previous year.

The customers acquired in the acquisition of cable assets from Orion Cable Group in April 2008 were integrated into KDG’s billing system resulting in a change of the billing date. This had a one-time effect in deferred income for the nine months ended December 31, 2009 which in effect led to a decrease in Net Working Capital and consequently in cash flows from operating activities in this period. This shift in billing date is purely a timing issue and will not impact cash flows from operating activities over the course of the fiscal year 2009/2010. In addition, the acquisition and our restructuring programs resulted in one-time effects in payables and provisions which also led to a decrease in Net Working Capital and consequently in cash flows from operating activities in this period.

Capex amounted to €233.2 million in the nine months ended December 31, 2009, or 20.9% of revenues. Approximately 56.3% of Capex were primarily related to the acquisition and installation of Internet and phone subscribers and to a lesser extent related to Level 3 network upgrade. The comparable Capex in the previous year amounted to €259.5 million or 25.5% of revenues, of which approximately 56.1% were spent for the acquisition of Internet and phone subscribers and network upgrade.

Cash on hand of €97.4 million coupled with revolver capacity of €325 million yielded €422.4 million of liquidity as of December 31, 2009.

Balance sheet

Total interest bearing indebtedness was at €2,440.6 million; net debt was €2,343.2 million on December 31, 2009 resulting in a net debt / annualized quarterly EBITDA (4 x €164.5 million = 658 million) ratio of 3.56 times through the Senior Notes (previous year: 4.12 times) and 2.41 times through the senior credit facilities (previous year: 2.86).

Successful closing of KDG’s amend and extend process

On February 5, 2010 the Company announced the successful closing of its amend and extend process launched in January 2010. The agreed upon amendments will increase KDG’s flexibility for potential acquisitions and will reduce restrictions on new borrowings for the refinancing of existing senior secured debt. At closing, 97.4% of lenders had consented to the amendments, with lenders representing a total of approximately €1.45 billion requesting to roll their exposure. KDG will therefore roll €949.2 million of Term Loan A and €496.5 million of Term Loan C to a maturity of March 31, 2014.

Financial calendar

The audited IFRS financials for KDG’s full fiscal year 2009/2010 as per March 31, 2010 will be released in July 2010.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of December 31, 2009 are available on our website as of today.

About Kabel Deutschland

Kabel Deutschland (KDG), Germany’s largest cable operator, offers its customers analog and digital TV, broadband Internet and fixed line phone services via cable as well mobile services in cooperation with an industry partner. The company operates the cable networks in 13 German federal states and supplies its services to approximately 9 million connected households in Germany. KDG offers an open digital TV platform for all program providers.

Contact:

Kabel Deutschland GmbH
Corporate Communications and Investor Relations
Betastr. 6-8
85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Income according to IFRS for the Period from
October 1, 2009 to December 31, 2009 and October 1, 2008 to December 31, 2008

		October 1, 2009 to	October 1, 2008 to
		December 31, 2009	December 31, 2008	change	change
		€('000)	€('000)	€('000)%
		unaudited	unaudited

1.	Revenues	378,783	350,820	27,963	7.97%

2.	Cost of Services Rendered	-187,474	-194,284	-6,810	-3.51%
	thereof Depreciation / Amortization	-61,403	-52,585	8,818	16.77%

3.	Other Operating Income	4,582	4,822	-240	-4.98%

4.	Selling Expenses	-114,114	-108,968	5,146	4.72%
	thereof Depreciation / Amortization	-45,785	-46,850	-1,065	-2.27%

5.	General and Administrative Expenses	-27,807	-30,268	-2,461	-8.13%
	thereof Depreciation / Amortization	-6,619	-6,988	-369	-5.28%

6.	Profit from Ordinary Activities	53,971	22,122	31,849	143.97%

7.	Interest Income	395	838	-443	-52.92%

8.	Interest Expense	-31,678	-68,713	-37,035	-53.90%

9.	Accretion / Depreciation on Investments and other Securities	0	76	-76	-100.00%

10.	Income from Associates	1,324	431	893	207.18%

11.	Profit (Loss) before Taxes	24,011	-45,246	69,257	153.07%

12.	Taxes / Benefit on Income	-4,890	17,283	22,173	128.30%

13.	Net Profit (Loss) for the Period	19,121	-27,963	47,084	168.38%

	Attributable to:
	Equity Holders of the Parent	18,665	-27,973	46,638	166.73%
	Minority Interests	456	10	446	4457.92%

		19,121	-27,963	47,084	168.38%

	Adjusted EBITDA(5)	164,500	150,213	14,287	9.51%
	Adjusted EBITDA margin (6)	43.4%	42.8%

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Income according to IFRS for the Period from

April 1, 2009 to December 31, 2009 and April 1, 2008 to December 31, 2008

		April 1, 2009 to	April 1, 2008 to
		December 31, 2009	December 31, 2008	change	change
		€('000)	€('000)	€('000)%
		unaudited	unaudited

1.	Revenues	1,114,324	1,019,309	95,015	9.32%

2.	Cost of Services Rendered	-554,317	-523,530	30,787	5.88%
	thereof Depreciation / Amortization	-177,373	-148,983	28,390	19.06%

3.	Other Operating Income	16,261	13,860	2,401	17.32%

4.	Selling Expenses	-332,239	-313,897	18,342	5.84%
	thereof Depreciation / Amortization	-136,676	-127,624	9,052	7.09%

5.	General and Administrative Expenses	-88,396	-94,237	-5,841	-6.20%
	thereof Depreciation / Amortization	-19,941	-20,765	-824	-3.97%

6.	Profit from Ordinary Activities	155,633	101,505	54,128	53.33%

7.	Interest Income	3,223	1,501	1,722	114.70%

8.	Interest Expense	-120,303	-171,708	-51,405	-29.94%

9.	Accretion / Depreciation on Investments and other Securities	0	76	-76	-100.00%

9.	Income from Associates	1,807	13,810	-12,003	-86.92%

10.	Profit (Loss) before Taxes	40,360	-54,816	95,176	173.63%

11.	Taxes / Benefit on Income	-17,240	6,239	23,479	-376.33%

12.	Net Profit (Loss) for the Period	23,119	-48,577	71,696	147.59%

	Attributable to:
	Equity Holders of the Parent	21,973	-48,730	70,703	145.09%
	Minority Interests	1,146	153	993	649.25%

		23,119	-48,577	71,696	147.59%

	Adjusted EBITDA(5)	486,438	427,281	59,157	13.84%
	Adjusted EBITDA margin (6)	43.7%	41.9%

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Financial Position according to IFRS as of December 31, 2009

		December 31, 2009	March 31, 2009	change
		€(‘000)	€(‘000)	€(‘000)
		unaudtied	audited

ASSETS

Current Assets

1.	Cash and Cash Equivalents	97,404	51,922	45,481
2.	Trade Receivables	70,448	106,579	-36,131
3.	Receivables from Affiliates	0	834	-833
4.	Inventories	11,792	15,929	-4,137
5.	Receivables from Tax Authorities	2,610	5,200	-2,590
6.	Other Current Financial Assets	10,737	36,461	-25,725
7.	Prepaid Expenses	9,772	13,086	-3,314
	Total Current Assets	202,763	230,012	-27,249

Non-current Assets

1.	Intangible Assets	771,989	903,954	-131,965
2.	Property and Equipment	1,193,946	1,214,055	-20,109
3.	Equity Investments in Associates	7,437	5,630	1,807
4.	Receivables from Affiliates	1,193	0	1,193
5.	Deferred Tax Assets	239	293	-53
6.	Prepaid Expenses	16,344	17,191	-847
	Total Non-current Assets	1,991,148	2,141,123	-149,975

Total Assets		2,193,911	2,371,135	-177,224

Kabel Deutschland GmbH, Unterforhring

Consolidated Statement of Financial Position according to IFRS as of December 31, 2009 (cont’d)

		December 31, 2009	March 31, 2009	change
		€(‘000)	€(‘000)	€(‘000)
		unaudited	audited

EQUITY AND LIABILITIES

Current Liabilities

1.	Current Financial Liabilities	42,028	39,522	2,506
2.	Trade Payables	218,893	260,778	-41,885
3.	Other Current Provisions	16,523	40,442	-23,918
4.	Liabilities due to Income Taxes	41,495	23,127	18,369
5.	Deferred Income	104,947	241,688	-136,742
6.	Other Current Liabilities	79,356	87,166	-7,810
	Total Current Liabilities	503,242	692,723	-189,482

Non-current Liabilities

1.	Senior Notes	650,984	680,130	-29,146
2.	Non-current Financial Liabilities	1,745,689	1,717,074	28,615
3.	Deferred Tax Liabilities	112,444	118,856	-6,412
4.	Provisions for Pension	39,363	35,309	4,054
5.	Other Non-current Provisions	26,389	25,995	394
6.	Other Non-current Liabilities	96,858	102,492	-5,634
7.	Deferred Income	1,614	1,626	-12
	Total Non-current Liabilities	2,673,341	2,681,481	-8,140

Equity

1.	Subscribed Capital	1,025	1,025	0
2.	Capital Reserve	50,169	50,114	55
3.	Cash Flow Hedge Reserve	0	-59	59
4.	Asset Revaluation Surplus	1,218	1,352	-134
5.	Accumulated Deficit	-1,043,171	-1,064,028	20,857
		-990,759	-1,011,595	20,835
6.	Minority Interests	8,087	8,527	-440
	Total Equity (Deficit)	-982,672	-1,003,068	20,396

Total Equity and Liabilities		2,193,911	2,371,135	-177,223

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Cash Flows according to IFRS for the Period from April 1, 2009 to December 31, 2009 and April 1, 2008 to December 31, 2008

		April 1, 2009 to	April 1, 2008 to
		December 31, 2009	December 31, 2008	change
		€(‘000)	€(‘000)	€(‘000)
		unaudited	unaudited

1.	Cash Flows from Operating Activities
	Net Profit / Loss for the Period	23,119	-48,577	71,696
	Adjustments to Reconcile Net Profit / Loss to Cash Provided by Operations:
	Taxes on Income	17,240	-6,239	23,479
	Interest Expense	120,303	171,708	-51,405
	Interest Income	-3,223	-1,501	-1,722
	Accretion / Depreciation and Amortization on Fixed Assets	333,990	297,372	36,618
	Accretion / Depreciation on Investments and Other Securities	0	-76	76
	Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	2,263	1,077	1,186
	Income from Associates	-1,807	-13,810	12,003
	Compensation Expense Relating to Share-based Payments	742	1,587	-845
		492,627	401,541	91,086
	Changes in Assets and Liabilities:
	Increase (-) / Decrease (+) of Inventories	4,137	3,797	340
	Increase (-) / Decrease (+) of Trade Receivables	36,131	45,563	-9,432
	Increase (-) / Decrease (+) of Other Assets	8,231	-8,187	16,418
	Increase (+) / Decrease (-) of Trade Payables	-42,249	8,903	-51,152
	Increase (+) / Decrease (-) of Other Provisions	-20,064	25,808	-45,872
	Increase (+) / Decrease (-) of Deferred Income	-136,753	-87,634	-49,119
	Increase (+) / Decrease (-) of Provisions for Pensions	2,620	3,497	-877
	Increase (+) / Decrease (-) of Other Liabilities	-6,681	-5,874	-807
	Cash Provided by Operations	337,999	387,414	-49,415
	Income Taxes Paid (-) / Received (+)	-1,880	-6,503	4,623
	Net Cash from Operating Activities	336,119	380,911	-44,792
2.	Cash Flows from Investing Activities
	Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	969	817	152
	Cash Received from Sale of Investments	0	14,775	-14,775
	Cash Paid for Investments in Intangible Assets	-55,175	-58,069	2,894
	Cash Paid for Investments in Property and Equipment	-178,036	-201,424	23,388
	Cash Received (+) / Paid (-) for Acquisitions, Net of Cash Acquired	53,998	-540,234	594,232
	Interest Received	3,038	1,473	1,565
	Net Cash Used in Investing Activities	-175,206	-782,662	607,456
3.	Cash Flows from Financing Activities
	Cash Payments to Shareholders / Minorities	-2,836	-7,995	5,159
	Cash Received Non-current Financial Liabilities	199,000	785,000	-586,000
	Cash Repayments of Non-current Financial Liabilities	-199,000	-170,000	-29,000
	Cash Payments for Reduction of Finance Lease Liabilities	-6,582	-6,115	-467
	Interest and Transaction Costs Paid	-106,013	-110,448	4,435
	Net Cash Used in Financing Activities	-115,431	490,442	-605,873
4.	Cash and Cash Equivalents at the End of the Period
	Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	45,482	88,691	-43,209
	Valuation Adjustments on Cash and Cash Equivalents	0	76	-76
	Cash and Cash Equivalents at the Beginning of the period	51,922	15,463	36,459
	Cash and Cash Equivalents at the End of the period	97,404	104,230	-6,826

Kabel Deutschland GmbH, Unterfoehring

Network data, Subscribers, Revenue Generating Units and ARPUs

(in thousand unless otherwise stated)		Dec 31, 2009	Dec 31, 2008	y-o-y change	y-o-y change %
Network data
Homes Passed	#	15,293.0	15,293.0	0.0	0.00%
Homes Passed upgraded for two-way communication	#	12,064.3	11,691.0	373.3	3.19%
Upgraded homes as % of homes passed	%	78.9%	76.4%
Homes Passed being marketed upgraded for two-way communication(9)	#	9,102.7	8,485.0	617.7	7.28%

Subscribers
Basic Cable Subscribers(10)	#	8,788.4	8,994.9	-206.6	-2.30%
- thereof Direct Subscribers	#	7,337.2	7,411.5	-74.3	-1.00%
- thereof Indirect Subscribers	#	1,451.1	1,583.4	-132.3	-8.35%
Internet and Phone “Solo” Subscribers(11)	#	152.7	88.4	64.3	72.74%
Total Subscribers (Homes Connected)	#	8,941.1	9,083.3	-142.3	-1.57%
% Penetration of Homes Passed	%	58.5%	59.4%

Revenue Generating Units (RGUs)(1)
Premium TV(2)	#	1,039.0	940.4	98.6	10.48%
Kabel Internet	#	906.2	624.7	281.6	45.07%
Kabel Phone	#	937.7	616.0	321.7	52.22%
Subtotal New Services	#	2,883.0	2,181.1	701.8	32.18%
Basic Cable(12)	#	9,044.5	9,204.8	-160.3	-1.74%
Total RGUs	#	11,927.5	11,386.0	541.5	4.76%
RGUs per Subscriber	#	1.33	1.25	0.08	6.38%

Basic Cable RGUs as % of Homes Passed	%	59.1%	60.2%
Premium TV RGUs as % of Basic Cable Subscribers	%	11.8%	10.5%
Internet RGUs as % of Total Subscribers	%	10.1%	6.9%
Phone RGUs as % of Total Subscribers	%	10.5%	6.8%

Monthly ARPU per Subscriber for the quarter ended(8)
Basic cable ARPU		€8.36	8.13	0.23	2.80%
Premium TV ARPU		€10.64	9.88	0.76	7.72%
Total blended TV ARPU per Subscriber		€9.30	9.12	0.18	1.97%
Total blended Internet and Phone ARPU per Subscriber		€28.27	30.19	-1.92	-6.36%
Total blended monthly ARPU per Subscriber(4)		€12.30	11.22	1.08	9.67%

Footnotes

(1)          RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs.

(2)          Premium TV RGUs consist of RGUs for our pay TV product, Kabel Digital (Kabel Digital Home and various foreign language packages), and our DVR product, Kabel Digital+.

(3)          New Services RGUs: Consists of Premium TV RGUs (pay TV RGUs, DVR RGUs), Internet RGUs and Phone RGUs.

(4)          Total blended monthly ARPU per subscriber is calculated by dividing Basic Cable, Premium TV, Internet and Phone subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of total subscribers for that period.

(5)          Adjusted EBITDA: Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs, and restructuring expenses (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that ‘Consolidated EBITDA’ is calculated under the indenture governing the Senior Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(6)          Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

(7)          Capex: excluding acquisitions and transponder leases.

(8)          ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the sum of the monthly average number of subscribers for that period.

(9)          Homes Passed being marketed are those homes that we are currently able to sell our Internet and/or Phone products to.

(10)    On April 30, 2008, we acquired from the Orion Cable Group, a Level 4 network operator in Germany (the “Orion Acquisition”) network assets serving approximately 1.1 million subscribers. As a result of the Orion Acquisition, we acquired 276 thousand new Basic Cable subscribers and we reclassified 789 thousand indirect (wholesale) subscribers to direct subscribers.

(11)    Internet and Phone “solo” subscribers consist of non-Basic Cable service customers subscribing to Internet and/or phone services only.

(12)    Basic cable RGUs consist of each analog and digital Basic Cable subscriber within our direct subscriber base, each household which receives Basic Cable via a housing association and each household which, in addition to receiving Basic Cable via a housing association, subscribes to our “Digitaler Empfang” service to receive additional, digitally transmitted free-to-air channels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: February 8, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: February 10, 2010